                                                EXHIBIT 19.1

NUVERA COMMUNICATIONS, INC.

INSIDER TRADING POLICY
(As amended, February 29, 2024)

This Insider Trading Policy (this “Policy”) of Nuvera Communications, Inc. (the “Company”) consists of seven sections:

•	Section I provides an overview;

•	Section II sets forth the policies of the Company prohibiting insider trading;

•	Section III explains insider trading;

•	Section IV consists of procedures that have been put in place by the Company to prevent insider trading;

•	Section V sets forth additional transactions that are prohibited by this Policy;

•	Section VI explains Rule 10b5-1 trading plans and provides information about Section 16 and Rule 144; and

•	Section VII refers to the execution and return of a certificate of compliance.

In this Policy, “Nuvera,” the “Company,” “we,” “us” and “our” refer to Nuvera Communications, Inc., and any subsidiaries, unless the context otherwise requires.

I.                   SUMMARY

Preventing insider trading is necessary to comply with securities laws and to preserve the reputation and integrity of the Company as well as that of all persons affiliated with the Company. “Insider trading” occurs when any person purchases or sells a security while in possession of inside information relating to the security. As explained in Section III below, “inside information” is information that is both “material” and “nonpublic.” Insider trading is a crime. The penalties for violating insider trading laws include imprisonment, disgorgement of profits, civil fines, and criminal fines of up to $5.0 million for individuals and $25.0 million for corporations. Insider trading is also prohibited by this Policy, and violation of this Policy may result in Company-imposed sanctions, including removal or dismissal for cause.

This Policy applies to all officers, directors and employees of the Company, and as noted below, others that have access to material nonpublic information. Individuals subject to this Policy are responsible for ensuring that members of their households also comply with this Policy. This Policy also applies to any entities controlled by individuals subject to the Policy, including any corporations, partnerships or trusts, and transactions by these entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the individual’s own account. This Policy extends to all activities within and outside an individual’s Company duties. Every officer, director and employee must review this Policy. Questions regarding the Policy should be directed to the Company’s Compliance Officer (as defined in this Policy).

II.                STATEMENT OF POLICIES PROHIBITING INSIDER TRADING

            No officer, director or employee shall purchase or sell any type of security while in possession of material, nonpublic information relating to the security, whether the issuer of the security is the Company or any other company.

Additionally, no officer, director or employee designated by the Company as subject to blackout periods shall purchase or sell any security of the Company during the period beginning on the fifteenth calendar day before the end of any fiscal quarter of the Company and ending upon the completion of the second full trading day after the public release of earnings data for such fiscal quarter or during any other trading suspension period declared by the Company. For the purposes of this Policy, a “trading day” is a day on which national stock exchanges are open for trading.

These prohibitions do not apply to:

•	purchases of the Company’s securities from the Company or sales of the Company’s securities to the Company;

•

exercises of stock options or other equity awards or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement, or vesting of equity-based awards, that in each case do not involve a market sale of the Company’s securities; (the “cashless exercise” of a Company stock option through a broker does involve a market sale of the Company’s securities, and therefore would not qualify under this exception); or

•	purchases or sales of the Company’s securities made pursuant to any Trading Plan approved pursuant to Section VI of this Policy.

No officer, director or employee shall directly or indirectly communicate (or “tip”) material, nonpublic information to anyone outside of the Company (except in accordance with the Company’s policies regarding the protection or authorized external disclosure of Company information) or to anyone within the Company other than on a need-to-know basis.

III.             EXPLANATION OF INSIDER TRADING

            “Insider trading” refers to the purchase or sale of a security while in possession of “material,” “nonpublic” information relating to the security or its issuer.

“Securities” include stocks, bonds, notes, debentures, options, warrants and other convertible securities, as well as derivative instruments.

“Purchase” and “sale” are defined broadly under the federal securities law. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-stock transactions, conversions, the exercise of stock options, and acquisitions and exercises of warrants or puts, calls or other derivative securities.

It is generally understood that insider trading includes the following:

•	trading by insiders while in possession of material, nonpublic information;

•

trading by persons other than insiders while in possession of material, nonpublic information, if the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; and

•	communicating or tipping material, nonpublic information to others, including recommending the purchase or sale of a security while in possession of such information.

A.                Which Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security, or if the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity.

Examples of material information include (but are not limited to) information about corporate earnings or earnings forecasts; possible mergers, acquisitions, tender offers or dispositions; major new product or service offerings; important business developments such as regulatory actions, developments regarding strategic collaborators; management or control changes; significant financing developments including pending public sales or offerings of debt or equity securities; defaults on borrowings; bankruptcies; and significant litigation. Moreover, material information does not have to be related to a company’s business. For example, the contents of a forthcoming newspaper column that is expected to affect the market price of a security can be material.

A good general rule of thumb: When in doubt, do not trade.

B.                 What is Non-Public?

Information is “non-public” if it is not available to the general public. Information would be considered public if it were widely disseminated through a newswire services, a broadcast on widely available radio or television programs, publication in a widely available newspaper, magazine or news website, a Regulation FD-compliant conference call, or public disclosure documents filed with the Securities and Exchange Commission (“SEC”) and available on the SEC’s website.

The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow two full trading days following publication as a reasonable waiting period before such information is deemed to be public.

C.                Who is an Insider?

“Insiders” include officers, directors and employees of a company and anyone else who has material inside information about a company; this may include consultants and contractors who may have access to material nonpublic information in the course of their activities for the company. Insiders have independent fiduciary duties to their company and its shareholders not to trade on material, nonpublic information relating to the company’s securities. All officers, directors and employees of the Company, and others who may have access to material nonpublic information in the course of their activities for the Company should consider themselves insiders with respect to material, non-public information about the Company’s business, activities and securities.  These officers, directors, employees and third parties may not trade in the Company’s securities while in possession of material, non-public information relating to the Company, nor may they tip this information to anyone outside the Company (except in accordance with the Company’s policies regarding the protection or authorized external disclosure of Company information) or to anyone within the Company other than on a need-to-know basis.

Individuals subject to this Policy are responsible for ensuring that members of their households also comply with this Policy. This Policy also applies to any entities controlled by individuals subject to the Policy, including any corporations, partnerships or trusts, and transactions by these entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the individual’s own account.

The Company and its officers are authorized (i) to include in Company agreements with third parties such as consultants and contractors a covenant under which these parties agree to comply with applicable provisions of the Company’s insider trading policy or (ii) to develop and implement a separate policy more closely tailored for non-employees.

D.                Trading by Persons Other than Insiders

Insiders may be liable for communicating or tipping material, nonpublic information to a third party (“tippee”), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them or individuals who trade on material, nonpublic information that has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

E.                 Penalties for Engaging in Insider Trading

            Penalties for trading on or tipping material, nonpublic information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. The SEC and Department of Justice have made the prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the federal securities laws include:

•                     administrative sanctions;

•                     securities industry self-regulatory organization sanctions;

•                     civil injunctions;

•                     damage awards to private plaintiffs;

•                     disgorgement of all profits;

•                     civil fines for the violator of up to three times the amount of profit gained or loss avoided;

•                     significant civil fines for the employer or other controlling person of a violator;

•                     criminal fines for individual violators of up to $5.0 million ($25.0 million for an entity); and

•                     jail sentences of up to 20 years.

In addition, insider trading could result in serious sanctions by the Company, including dismissal. Insider trading violations are not limited to violations of the federal securities laws. Other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (“RICO”), also may be violated in connection with insider trading.

F.                 Size of Transaction and Reason for Transaction Do Not Matter

            The size of the transaction or the amount of profit received does not have to be significant to result in prosecution. Securities regulatory authorities, including the SEC, have the ability to monitor even the smallest trades, and the SEC performs routine market surveillance. Brokers and dealers are required by law to inform the SEC of any possible violations by people who may have material, nonpublic information. The SEC aggressively investigates even small insider trading violations.

G.                Examples of Insider Trading

             Examples of insider trading cases include actions brought against corporate officers, directors, and employees who traded in a company’s securities after learning of significant confidential corporate developments; friends, business associates, family members and other tippees of these officers, directors, and employees who traded in the securities after receiving such information; government employees who learned of such information in the course of their employment; and other persons who misappropriated, and took advantage of, confidential information from their employers.

The following are illustrations of insider trading violations. These illustrations are hypothetical and, consequently, not intended to reflect on the actual activities or business of the Company or any other entity.

Trading by Insider

An officer of X Corporation learns that earnings to be reported by X Corporation will increase dramatically. Prior to the public announcement of such earnings, the officer purchases X Corporation’s stock. The officer, an insider, is liable for all profits as well as penalties of up to three times the amount of all profits. The officer also is subject to, among other things, criminal prosecution, including up to $5.0 million in additional fines and 20 years in jail. Depending upon the circumstances, X Corporation and the individual to whom the officer reports also could be liable as controlling persons.

Trading by Tippee

An officer of X Corporation tells a friend that X Corporation is about to publicly announce that it has concluded an agreement for a major acquisition. This tip causes the friend to purchase X Corporation’s stock in advance of the announcement. The officer is jointly liable with his friend for all of the friend’s profits, and each is liable for all civil penalties of up to three times the amount of the friend’s profits. The officer and his friend are also subject to criminal prosecution and other remedies and sanctions, as described above.

H.                Prohibition of Records Falsification and False Statements

            Section 13(b)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires companies subject to the Securities Act of 1933, as amended (the “Securities Act”), to maintain proper internal books and records and to devise and maintain an adequate system of internal accounting controls. The SEC has supplemented the statutory requirements by adopting rules that prohibit (1) any person from falsifying records or accounts subject to the above requirements and (2) officers or directors from making any materially false, misleading, or incomplete statement to any accountant in connection with any audit or filing with the SEC. These provisions reflect the SEC’s intent to discourage officers, directors and other persons with access to the Company’s books and records from taking action that might result in the communication of materially misleading financial information to the investing public.

IV.             STATEMENT OF PROCEDURES PREVENTING INSIDER TRADING

            The following procedures have been established, and will be maintained and enforced, by the Company to prevent insider trading. Every officer, director and employee are required to follow these procedures.

A.                Pre-Clearance of All Trades by All Officers, Directors and Certain Employees

            To provide assistance in preventing inadvertent violations of applicable securities laws and to avoid the appearance of impropriety in connection with the purchase and sale of the Company’s securities, all transactions in the Company’s securities (including, without limitation, acquisitions and dispositions of Company shares, the exercise of stock options and the sale of Company shares issued upon exercise of stock options) by officers, directors and such other employees as are designated from time to time by the Board of Directors or the Compliance Officer as being subject to this pre-clearance process (a “Pre-Clearance Person”) must be pre-cleared by the Company’s Compliance Officer or his/her designee. Pre-clearance does not relieve anyone of his or her responsibility under SEC rules.

A request for pre-clearance may be oral or in writing (including, without limitation, by e-mail), should be made at least two business days in advance of the proposed transaction and should include the identity of the Pre-Clearance Person, the type of proposed transaction (for example, an open market purchase, a privately negotiated sale, an option exercise, etc.), the proposed date of the transaction and the number of shares or options to be involved. In addition, the Pre-Clearance Person must execute a certification (in the form approved by the Compliance Officer) that he, she or it is not aware of material, nonpublic information about the Company. The Compliance Officer shall have sole discretion to decide whether to clear any contemplated transaction. The Chief Executive Officer or other designee, however, shall have sole discretion to decide whether to clear transactions by the Compliance Officer or persons or entities subject to this Policy as a result of their relationship with the Compliance Officer. All trades that are pre-cleared must be effected within five business days of receipt of the pre-clearance unless a specific exception has been granted by the Compliance Officer (or the Chief Executive Officer, in the case of the Compliance Officer or persons or entities subject to this Policy as a result of their relationship with the Compliance Officer). A pre-cleared trade (or any portion of a pre-cleared trade) that has not been effected during the five business day period must be pre-cleared again prior to execution. Notwithstanding receipt of pre-clearance, if the Pre-Clearance Person becomes aware of material, nonpublic information or becomes subject to a black-out period before the transaction is effected, the transaction may not be completed.

B.                 Black-Out Periods for All Officers, Directors and Certain Employees

            Additionally, no officer, director or employee designated from time to time by the Board of Directors or the Compliance Officer as being subject to black-out periods shall purchase or sell any security of the Company during the period beginning on the fifteenth calendar day before the end of any fiscal quarter of the Company and ending upon the completion of the second full trading day after the public release of earnings data for such fiscal quarter or during any other trading suspension period declared by the Company, except for purchases and sales made pursuant to the permitted transactions described in Section II.

Exceptions to the black-out period policy may be approved only by the Compliance Officer (or, in the case of an exception for the Compliance Officer or persons or entities subject to this Policy as a result of their relationship with the Compliance Officer, the Chief Executive Officer or, in the case of exceptions for directors or persons or entities subject to this Policy as a result of their relationship with a director, the Board of Directors).

From time to time, the Company, through the Board of Directors, the Company’s disclosure committee or the Compliance Officer, may recommend that officers, directors, employees or others suspend trading in the Company’s securities because of developments that have not yet been disclosed to the public. Subject to the exceptions noted above, all of those affected should not trade in the Company’s securities while the suspension is in effect and should not disclose to others that the Company has suspended trading.

If the Company is required to impose a “pension fund black-out period” under Regulation BTR, each director and executive officer shall not, directly or indirectly sell, purchase or otherwise transfer during such black-out period any equity securities of the Company acquired in connection with his or her service as a director or officer of the Company, except as permitted by Regulation BTR.

C.                Post-Termination Transactions

            With the exception of the pre-clearance requirement, this Policy continues to apply to transactions in the Company’s securities even after termination of service to the Company. If an individual is in possession of material, nonpublic information when his or her service terminates, that individual may not trade in the Company’s securities until that information has become public or is no longer material.

D.                Information Relating to the Company

1.                  Access to Information

            Access to material, nonpublic information about the Company, including the Company’s business, earnings or prospects, should be limited to officers, directors and employees of the Company on a need-to-know basis. In addition, such information should not be communicated to anyone outside the Company under any circumstances (except in accordance with the Company’s policies regarding the protection or authorized external disclosure of Company information) or to anyone within the Company other than on a need-to-know basis.

In communicating material nonpublic information to employees of the Company, all officers, directors and employees must take care to emphasize the need for confidential treatment of such information and adherence to the Company’s policies with regard to confidential information.

2.                  Inquiries from Third Parties

            Inquiries from third parties, such as industry analysts or members of the media, about the Company should be directed to the Chief Financial Officer.

E.                 Limitations on Access to Company Information

            The following procedures are designed to maintain confidentiality with respect to the Company’s business operations and activities.

            All officers, directors and employees should take all steps and precautions necessary to restrict access to, and secure, material, nonpublic information by, among other things:

•	maintaining the confidentiality of Company-related transactions;

•

conducting their business and social activities so as not to risk inadvertent disclosure of confidential information. Review of confidential documents in public places should be conducted so as to prevent access by unauthorized persons;

•

restricting access to documents and files (including computer files) containing material, nonpublic information to individuals on a need-to-know basis (including maintaining control over the distribution of documents and drafts of documents);

•	promptly removing and cleaning up all confidential documents and other materials from conference rooms following the conclusion of any meetings;

•	disposing of all confidential documents and other papers, after there is no longer any business or other legally required need, through shredders when appropriate;

•	restricting access to areas likely to contain confidential documents or material, nonpublic information;

•	safeguarding laptop computers, mobile devices, tablets, memory sticks, CDs and other items that contain confidential information; and

•	avoiding the discussion of material, nonpublic information in places where the information could be overheard by others, such as in elevators, restrooms, hallways, restaurants, airplanes or taxicabs.

Personnel involved with material, nonpublic information, to the extent feasible, should conduct their business and activities in areas separate from other Company activities.

V.                ADDITIONAL PROHIBITED TRANSACTIONS

            The Company has determined that there could be heightened legal risk or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Therefore, officers, directors and employees shall comply with the following policies with respect to certain transactions in the Company’s securities:

A.                Short Sales

            Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller does not have confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities by any officer, director or employee are prohibited by this Policy. In addition, as noted below, Section 16(c) of the Exchange Act absolutely prohibits Section 16 reporting persons from making short sales of the Company’s equity securities, i.e., sales of shares that the insider does not own at the time of sale, or sales of shares against which the insider does not deliver the shares within 20 days after the sale.

B.                 Publicly Traded Options

            A transaction in options is, in effect, a bet on the short-term movement of the Company’s common stock and therefore creates the appearance that an officer, director or employee is trading based on inside information. Transactions in options also may focus an officer’s, director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities involving the Company’s equity securities, on an exchange or in any other organized market, are prohibited by this Policy for any director, officer or employee.

C.                Hedging Transactions

            Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an officer, director or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the officer, director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the officer, director or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, such transactions involving the Company’s equity securities are prohibited by this Policy by any director, officer or employee.

D.                Purchases of the Company’s Securities on Margin; Pledging the Company’s Securities to Secure Margin or Other Loans

            Purchasing on margin means borrowing from a brokerage firm, bank or other entity in order to purchase the Company’s securities (other than in connection with a cashless exercise of stock options through a broker under the Company’s equity plans). Margin purchases of the Company’s securities by any director, officer or employee are prohibited by this Policy. Pledging the Company’s securities as collateral to secure loans is prohibited. This prohibition means, among other things, that you cannot hold the Company’s securities in a “margin account” (which would allow you to borrow against your holdings to buy securities).

E.                 Director and Executive Officer Cashless Exercises

            Cashless exercises by directors and executive officers will be structured and coordinated with the Company so as to make sure that the Company is not “extending credit” in the form of a personal loan to the director or executive officer. Questions about cashless exercises should be directed to the Compliance Officer.

F.                 Partnership Distributions

            Nothing in this Policy is intended to limit the ability of a venture capital partnership or other similar entity with which a director is affiliated to distribute Company securities to its partners, members or other similar persons. It is the responsibility of each affected director and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances and applicable securities laws.

VI.             RULE 10b5-1 TRADING PLANS, SECTION 16 AND RULE 144

A.                Rule 10b5-1 Trading Plans

1.                  Overview

            Rule 10b5-1 can provide a “safe harbor” to protect directors, officers and employees from insider trading liability for transactions under a previously established contract, plan or instruction to trade in the Company’s common stock (a “Trading Plan”) entered into in good faith and in accordance with the terms of Rule 10b5-1 and all applicable state laws and will be exempt from the trading restrictions set forth in this Policy. The initiation of, and any modification to, any such Trading Plan will be deemed to be a transaction in the Company’s securities, and such initiation or modification is subject to all limitations and prohibitions relating to transactions in the Company’s securities. Each such Trading Plan, and any modification thereof, must be submitted to and pre-approved by the Compliance Officer, or such other person as the Board of Directors may designate from time to time (the “Authorizing Officer”), who may impose such conditions on the implementation and operation of the Trading Plan as the Authorizing Officer deems necessary or advisable. Compliance of the Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, however, not the Company or the Authorizing Officer.

Trading Plans do not exempt individuals from complying with Section 16 short-swing profit rules or liability.

Rule 10b5-1 presents an opportunity for insiders to establish arrangements to sell (or purchase) Company shares without the restrictions of trading windows and black-out periods, even when there is undisclosed material information. A Trading Plan may also help reduce negative publicity that may result when key executives sell Company shares. Rule 10b5-1 only provides an “affirmative defense” in the event there is an insider trading lawsuit. It does not prevent someone from bringing a lawsuit.

A director, officer or employee may enter into a Trading Plan only when he or she is not in possession of material, nonpublic information, and only during a trading window period outside of the trading black-out period. Company officers and directors adopting a Trading Plan must have a cooling-off period until the later of (a) 90 days following plan adoption or modification, and (b) two business days following disclosure in Forms 10-K and 10-Q of the company’s financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). Persons other than the Company and its directors and officers are required to have a 30-day cooling-off period for plan adoptions and modifications. Modifications to the price, amount of securities, or timing of transactions under a Rule 10b5-1 would be deemed the termination of such plan and the adoption of a new plan—and would trigger a new cooling-off period. Modifications that do not change the price, amount of securities, or timing of transactions under a Rule 10b5-1 plan would not trigger a new cooling-off period.

Although transactions effected under a Trading Plan will not require further pre-clearance at the time of the trade, any transaction (including the quantity and price) made pursuant to a Trading Plan of a Section 16 reporting person must be reported to the Company promptly on the day of each trade to permit the Company’s filing coordinator to assist in the preparation and filing of a required Form 4. This reporting may be oral or in writing (including by e-mail) and should include the identity of the reporting person, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price. The ultimate responsibility and liability for timely filing remains, however, with the Section 16 reporting person.

Directors and officers must personally certify, at the time of plan adoption, that (a) they are “not aware of any material nonpublic information about the security or issuer,” and (b) they are “adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions” of Exchange Act Section 10(b) and Rule 10b-5. This certification is not required to be a separate document—instead, it will be a representation in the Rule 10b5-1 plan itself.

The Company reserves the right from time to time to suspend, discontinue or otherwise prohibit any transaction in the Company’s securities, even pursuant to a previously approved Trading Plan, if the Authorizing Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation or other prohibition is in the best interests of the Company. Any Trading Plan submitted for approval hereunder should explicitly acknowledge the Company’s right to prohibit transactions in the Company’s securities. Failure to discontinue purchases and sales as directed shall constitute a violation of the terms of this Section VI and result in a loss of the exemption set forth herein.

Officers, directors and employees may adopt Trading Plans with brokers that outline a pre-set plan for trading of the Company’s common stock, including the exercise of options. Trades pursuant to a Trading Plan generally may occur at any time. However, the Company requires a cooling-off period of 30 days between the establishment of a Trading Plan and commencement of any transactions under such plan. An individual may not have more than one Trading Plan in effect at a time. Please review the following description of how a Trading Plan works.

Pursuant to Rule 10b5-1, an individual’s purchase or sale of securities will not be “on the basis of” material, nonpublic information if:

•                     First, before becoming aware of the information, the individual enters into a binding contract to purchase or sell the securities, provides instructions to another person to sell the securities or adopts a written plan for trading the securities (i.e., the Trading Plan).

•                     Second, the Trading Plan must either:

o   specify the amount of securities to be purchased or sold, the price at which the securities are to be purchased or sold and the date on which the securities are to be purchased or sold;

o   include a written formula or computer program for determining the amount, price and date of the transactions; or

o   prohibit the individual from exercising any subsequent influence over the purchase or sale of the Company’s shares under the Trading Plan in question.

•                     Third, the purchase or sale must occur pursuant to the Trading Plan and the individual must not enter into a corresponding hedging transaction or alter or deviate from the Trading Plan.

2.                  Revocation of and Amendments to Trading Plans

            Revocation of Trading Plans should occur only in unusual circumstances. Effectiveness of any revocation or amendment of a Trading Plan will be subject to the prior review and approval of the Authorizing Officer. Revocation is effected upon written notice to the broker. Once a Trading Plan has been revoked, the participant must comply with the 90-day cooling off period above before the effective date of a new Trading Plan.

Under certain circumstances, a Trading Plan must be revoked. This includes circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Authorizing Officer or administrator of the Company’s equity-based plans is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.

3.                  Separate Reporting of Company Rule 10b5-1 Trading Plans

            In addition, if the Company adopts or terminates any Rule 10b5-1 trading arrangement during a quarter, it must describe the material terms of the Rule 10b5-1 trading arrangement (other than the price, including (i)the date on which the Company adopted or terminated the Rule 10b5-1 trading arrangement; (ii) the duration of the Rule 10b5-1 trading arrangement; and (iii) the aggregate number of securities to be purchased or sold pursuant to the Rule 10b5-1 trading arrangement, with disclosure pursuant to SEC Regulation S-K, Item 408, and with the effective date depending on whether the Company is a smaller reporting company.

4.                  Discretionary Plans

            Although non-discretionary Trading Plans are preferred, discretionary Trading Plans, where the discretion or control over trading is transferred to a broker, are permitted if pre-approved by the Authorizing Officer.

The Authorizing Officer of the Company must pre-approve any Trading Plan, arrangement or trading instructions, etc., involving potential sales or purchases of the Company’s common stock or option exercises, including but not limited to, blind trusts, discretionary accounts with banks or brokers, or limit orders. The actual transactions effected pursuant to a pre-approved Trading Plan will not be subject to further pre-clearance for transactions in the Company’s common stock once the Trading Plan or other arrangement has been pre-approved.

5.                  Reporting (if required)

            If required, an SEC Form 144 will be filled out and filed by the individual/brokerage firm in accordance with the existing rules regarding Form 144 filings. A footnote at the bottom of the Form 144 should indicate that the trades “are in accordance with a Trading Plan that complies with Rule 10b5-1.” For Section 16 reporting persons, Forms 4 should be filed before the end of the second business day following the date that the broker, dealer or plan administrator informs the individual that a transaction was executed, provided that the date of such notification is not later than the second business day following the trade date. A similar footnote should be placed at the bottom of the Form 4 as outlined above.

6.                  Options

            Exercises of options for cash may be executed at any time. “Cashless exercise” option exercises through a broker are subject to trading windows. However, the Company will permit same-day sales under Trading Plans. If a broker is required to execute a cashless exercise in accordance with a Trading Plan, then the Company must have exercise forms attached to the Trading Plan that are signed, undated and with the number of shares to be exercised left blank. Once a broker determines that the time is right to exercise the option and dispose of the shares in accordance with the Trading Plan, the broker will notify the Company in writing and the administrator of the Company’s equity-based plans will fill in the number of shares and the date of exercise on the previously signed exercise form. The insider should not be involved with this part of the exercise.

7.                  Trades Outside of a Trading Plan

            Except in the case of the Company’s officers and such other employees as are designated from time to time by the Board of Directors, the Chief Executive Officer or the Chief Financial Officer, during an open trading window, trades that differ from Trading Plan instructions that are already in place are allowed as long as the Trading Plan continues to be followed.

8.                  Public Announcements and Required SEC Reporting

            The Company may make a public announcement that a Trading Plan is being implemented in accordance with Rule 10b5-1. It will consider in each case whether a public announcement of a particular Trading Plan should be made. It may also make public announcements or respond to inquiries from the media as transactions are made under a Trading Plan.  In addition, under SEC Regulation S-K Item 408, the Company must report in each quarterly (Form 10-Q) or Annual Report (Form 10-K), if any officer or director adopted or terminated any Rule 10b-5 plans during the quarter covered by the report, including (i) the name and title of the officer or director; (ii) the date on which the director or officer adopted or terminated the trading arrangement; (iii) the duration of the trading arrangement; and (iv) the aggregate number of securities to be purchased or sold pursuant to the trading arrangement. This disclosure does not need to disclose the price.

9.                  Prohibited Transactions

            The transactions prohibited under Section V of this Policy, including, among others, short sales and hedging transactions, may not be carried out through a Trading Plan or other arrangement or trading instruction involving potential sales or purchases of the Company’s securities.

10.              Limitation on Liability

            None of the Company, the Compliance Officer, the Authorizing Officer or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a Trading Plan submitted pursuant to this Section VI or a request for pre-clearance submitted pursuant to Section IV of this Policy. Notwithstanding any review of a Trading Plan pursuant to this Section VI or pre-clearance of a transaction pursuant to Section IV of this Policy, none of the Company, the Compliance Officer, the Authorizing Officer or the Company’s other employees assumes any liability for the legality or consequences of such Trading Plan or transaction to the person engaging in or adopting such Trading Plan or transaction.

B.                 Section 16: Insider Reporting Requirements, Short-Swing Profits and Short Sales

1.                  Reporting Obligations under Section 16(a): SEC Forms 3, 4 and 5

            Section 16(a) of the Exchange Act generally requires all officers, directors and 10% shareholders (“insiders”), within 10 days after the insider becomes an officer, director or 10% shareholder, to file with the SEC an “Initial Statement of Beneficial Ownership of Securities” on SEC Form 3 listing the amount of the Company’s common stock, options, restricted stock units and warrants that the insider beneficially owns. Following the initial filing on SEC Form 3, changes in beneficial ownership of the Company’s common stock, options, restricted stock units, bona fide gifts given, and warrants must be reported on SEC Form 4, generally within two business days after the date on which such change occurs, or in certain cases on Form 5, within 45 days after fiscal year end. A Form 4 must be filed even if, as a result of balancing transactions, there has been no net change in holdings. In certain situations, purchases or sales of Company common stock made within six months prior to the filing of a Form 3 must be reported on Form 4. Similarly, certain purchases or sales of Company common stock made within six months after an officer or director ceases to be an insider must be reported on Form 4.

2.                  Recovery of Profits under Section 16(b)

            For the purpose of preventing the unfair use of information that may have been obtained by an insider, any profits realized by any officer, director or 10% shareholder from any “purchase” and “sale” of Company common stock during a six-month period, so called “short-swing profits,” may be recovered by the Company. When such a purchase and sale occur, good faith is no defense. The insider is liable even if compelled to sell for personal reasons, and even if the sale takes place when the insider does not possess any material, nonpublic information.

The liability of an insider under Section 16(b) of the Exchange Act is only to the Company itself. The Company, however, cannot waive its right to short-swing profits, and any Company shareholder can bring suit in the name of the Company. Reports of ownership filed with the SEC on Form 3, Form 4 or Form 5 pursuant to Section 16(a) (discussed above) are readily available to the public, and certain attorneys carefully monitor these reports for potential Section 16(b) violations. In addition, liabilities under Section 16(b) may require separate disclosure in the Company’s annual report on Form 10-K or its proxy statement for its annual meeting of shareholders. No suit may be brought more than two years after the date the profit was realized. However, if the insider fails to file a report of the transaction under Section 16(a), as required, the two-year limitation period does not begin to run until after the transactions giving rise to the profit have been disclosed. Failure to report transactions and late filing of reports require separate disclosure in the Company’s proxy statement.

Officers and directors should consult the attached “Short-Swing Profit Rule Section 16(b) Checklist” attached hereto as Exhibit A in addition to consulting the Compliance Officer prior to engaging in any transactions involving the Company’s securities, including, without limitation, the Company’s common stock, options or warrants.

3.                  Short Sales Prohibited under Section 16(c)

            Section 16(c) of the Exchange Act prohibits insiders absolutely from making short sales of the Company’s equity securities. Short sales include sales of stock that the insider does not own at the time of sale, or sales of stock against which the insider does not deliver the shares within 20 days after the sale. Under certain circumstances, the purchase or sale of put or call options, or the writing of such options, can result in a violation of Section 16(c). Insiders violating Section 16(c) face criminal liability.

The Compliance Officer should be consulted if you have any questions regarding reporting obligations, short-swing profits or short sales under Section 16.

C.                Rule 144

            Rule 144 provides a safe harbor exemption to the registration requirements of the Securities Act for certain resales of “restricted securities” and “control securities.” “Restricted securities” are securities acquired from an issuer, or an affiliate of an issuer, in a transaction or chain of transactions not involving a public offering. “Control securities” are any securities owned by directors, executive officers or other “affiliates” of the issuer, including stock purchased in the open market and stock received upon exercise of stock options. Sales of Company restricted and control securities must comply with the requirements of Rule 144, which are summarized below:

•	Holding Period. Restricted securities must be held for at least six months before they may be sold in the market.

•	Current Public Information. The Company must have filed all SEC-required reports during the last 12 months or such shorter period that the Company was required to file such reports.

•

Volume Limitations. For affiliates, total sales of Company common stock for any three-month period may not exceed the greater of: (i) 1% of the total number of outstanding shares of Company common stock, as reflected in the most recent report or statement published by the Company, or (ii) if the Company’s securities are traded on a national securities exchange, the average weekly reported volume of such shares traded during the four calendar weeks preceding the filing of the requisite Form 144.

•

Method of Sale. For affiliates, the shares must be sold either in a “broker’s transaction” or in a transaction directly with a “market maker.” A “broker’s transaction” is one in which the broker does no more than execute the sale order and receive the usual and customary commission. Neither the broker nor the selling person can solicit or arrange for the sale order. In addition, the selling person or Board member must not pay any fee or commission other than to the broker. A “market maker” includes a specialist permitted to act as a dealer, a dealer acting in the position of a block positioner, and a dealer who holds himself out as being willing to buy and sell Company common stock for his own account on a regular and continuous basis.

•

Notice of Proposed Sale. For affiliates, a notice of the sale (a Form 144) may be required to be filed with the SEC at the time of the sale. Brokers generally have internal procedures for executing sales under Rule 144 and will assist you in completing the Form 144 and in complying with the other requirements of Rule 144.  This must be filed electronically.

If you are subject to Rule 144, you must instruct your broker who handles trades in Company securities to follow the brokerage firm’s Rule 144 compliance procedures in connection with all trades.

VII.          INSIDER TRADING COMPLIANCE OFFICER

            The Company has designated the Chief Financial Officer as its Insider Trading Compliance Officer (the “Compliance Officer”). The Compliance Officer will review, consult with securities law counsel (if necessary), and either approve or prohibit trades by Insiders or other individuals and proposed Trading Plans in accordance with the procedures set forth in this policy.

In addition to the trading approval duties described above, the duties of the Compliance Officer will include the following:

1.                  Administering this policy and monitoring and enforcing compliance with all policy provisions and procedures.

2.                  Responding to all inquiries relating to this policy and its procedures.

3.                  Designating and announcing event-specific trading blackout periods during which directors, officers and certain other individuals designated by the Compliance Officer may not trade in Company securities and determining which employees and consultants, in addition to directors and officers, would be subject to an event-specific trading blackout period.

4.                  Providing copies of this policy and other appropriate materials to all current and new directors, officers, employees and consultants, and such other persons who the Compliance Officer determines have access to material nonpublic information concerning the Company.

5.                  Administering, monitoring and enforcing compliance with all federal and state insider trading laws and regulations, including without limitation Sections 10(b), 16, 20A, 20 and 21A of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, and Rule 144 under the Securities Act of 1933; and assisting in the preparation and filing of all required SEC reports relating to insider trading in Company securities, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

6.                  Revising the policy as necessary to reflect changes in federal or state insider trading laws and regulations.

7.                  Maintaining as company records originals or copies of all documents required by the provisions of this policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

8.                  Maintaining the accuracy of the list of Insiders and other individuals who are subject to blackout periods, and the list of Pre-Clearance Persons who are subject to the pre-clearance procedures and updating them periodically as necessary to reflect additions to or deletions from each category of individuals.

9.                  Reviewing and pre-approving all Trading Plans.

            The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties.

VIII.       EXECUTION AND RETURN OF CERTIFICATION OF COMPLIANCE

After reading this Policy, all officers, directors and employees of the Company should execute and return to the Company’s Compliance Officer the Certification of Compliance form attached hereto as Exhibit B.

Exhibit A

Short-Swing Profit Rule Section 16(b) Checklist

Note: Any combination of purchase and sale or sale and purchase within six months of each other by an officer, director or 10% shareholder (or any family member living in the same household or certain affiliated entities) results in a violation of Section 16(b), and the “profit” must be recovered by Nuvera Communications, Inc. (the “Company”). It does not matter how long the shares being sold have been held or, for officers and directors, that you were an insider for only one of the two matching transactions. The highest-priced sale will be matched with the lowest-priced purchase within the six-month period.

Sales

If a sale is to be made by an officer, director or 10% shareholder (or any family member living in the same household or certain affiliated entities):

1.                  Have there been any purchases by the insider (or family members living in the same household or certain affiliated entities) within the past six months?

2.                  Have there been any option grants or exercises or restricted stock unit grants or vesting not exempt under Rule 16b-3 within the past six months?

3.                  Are any purchases (or non-exempt option exercises) anticipated or required within the next six months?

4.                  Has a Form 4 been prepared?

Note: If a sale is to be made by an affiliate of the Company, has a Form 144 been prepared and has the broker been reminded to sell pursuant to Rule 144?

Purchases, Option Exercises and RSU Vesting

If a purchase or option exercise for Company shares or vesting of a restricted stock unit is to be made:

1.                  Have there been any sales by the insider (or family members living in the same household or certain affiliated entities) within the past six months?

2.                  Are any sales anticipated or required within the next six months (such as tax-related or year-end transactions)?

A-1

3.                  Has a Form 4 been prepared?

Before proceeding with a purchase or sale, consider whether you are aware of material, nonpublic information which could affect the price of the Company’s shares of common stock. All transactions in the Company’s securities by officers and directors must be pre-cleared by contacting the Company’s Compliance Officer.

A-2

Exhibit B

Certification of Compliance

TO:                                                      , Compliance Officer

FROM:                                                ,

RE:      Insider Trading Policy

I have received, reviewed and understand the Nuvera Communications, Inc. Insider Trading Policy and undertake, as a condition to my present and continued employment (or, if I am not an employee, affiliation with) Nuvera Communications, Inc. or any of its subsidiaries, to comply fully with the policies and procedures contained therein.

I hereby certify, to the best of my knowledge, that during the calendar year ending December 31, 2023, I have complied fully with all policies and procedures set forth in the Insider Trading Policy.

SIGNATURE TITLE	DATE

B-1